UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SRI/SURGICAL EXPRESS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

78464W104

(CUSIP Number)

Gavin Hill

Group Finance Director

Synergy Health

Ground Floor Stella, Windmill Hill Business Park

Whitehill Way, Swindon, SN5 6NX, United Kingdom

Telephone: 011-44-1793 891-880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonathan Klein

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78464W104

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Synergy Health plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,489,528 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,489,528 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,489,528 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 78464W104

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Synergy Health US Holdings Limited (I.R.S. Identification No. 98-0703496)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,489,528 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,489,528 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,489,528 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 78464W104

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. SHM Acquisition, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,489,528 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,489,528 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,489,528 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), of SRI/Surgical Express, Inc., a Florida corporation (“SRI”). The address of the principal executive office of SRI is at 12425 Race Track Road, Tampa, Florida 33626.

Item 2.	Identity and Background

(a) – (c) and (f).

The persons filing this Schedule 13D are Synergy Health plc, a public limited company incorporated in England and Wales, Synergy Health US Holdings Limited (“Parent”), a private limited company incorporated in England and Wales and SHM Acquisition, Inc. (“Purchaser”), a Florida corporation (Synergy Health, Parent and Purchaser, collectively, the “Reporting Persons”).

Synergy Health plc (London Stock Exchange: SYR.L) is a public limited company organized under the laws of England and Wales incorporated in 1997, headquartered in the United Kingdom. Synergy Health plc provides outsourced support services to healthcare providers and a wide range of other businesses including large multinational medical device manufacturers. Its services focus on hospital sterilization, medical device sterilization, and healthcare solutions. Synergy Health plc is one of the leading provider of these outsourced services across the UK & Ireland, Europe & the Middle East, Asia & Africa and The Americas, employing over 4000 people. The principal executive office of Synergy Health plc is at Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom, telephone number 011-44-1793-891-880.

Parent is a private limited company organized under the laws of England and Wales incorporated in 2011, with principal executive offices at c/o Synergy Health plc, Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom. The telephone number of its principal executive offices is ###-##-#### 891-880. Parent is the holding company of Synergy Health plc’s U.S. operations. Within the U.S. it provides electron beam sterilization services, primarily to the medical device market. Parent also owns and operates a hospital sterilization facility in New York providing sterilization services and instrument rental to a number of healthcare institutions in the New York area. Parent is a wholly-owned, indirect subsidiary of Synergy Health plc.

Purchaser is a Florida corporation incorporated on May 31, 2012, with principal executive offices at c/o Synergy Health plc, Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom. The telephone number of its principal executive offices is ###-##-#### 891-880. To date, Purchaser has engaged in no activities other than those incidental to its formation, entry into the Merger Agreement (as defined below in Item 3), commencement of the Offer (as defined below in Item 3) and performance of the other transactions contemplated by the Merger Agreement. Purchaser is a wholly-owned, direct subsidiary of Parent.

The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each director and executive officer of Synergy Health plc, Parent and Purchaser are set forth on Schedule I attached hereto and incorporated herein by reference.

(d) – (e)

During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I attached hereto, has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Parent, Purchaser, SRI and, solely for purposes of Section 3.5, Article IV and Article IX thereof, Synergy Health plc entered into an Agreement and Plan of Merger, dated as of June 6, 2012 (the “Merger Agreement”), a copy of which is filed herewith as Exhibit 1 and incorporated herein by reference. Pursuant to the Merger Agreement, on June 13, 2012, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a purchase price of $3.70 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in an offer to purchase dated June 13, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was included as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on June 13, 2012 (as amended or supplemented from time to time, the “Schedule TO”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which was included as Exhibit (a)(1)(B) to the Schedule TO.

Parent and Purchaser entered into the Shareholder Tender Agreements described in Item 4 with certain stockholders of SRI as a condition to Parent’s willingness to enter into and perform its obligations under the Merger Agreement. Parent and Purchaser requested that each Tendering Stockholder (as defined below) enter into a Shareholder Tender Agreement, and each Tendering Stockholder agreed to do so in order to induce Synergy Health plc, Parent and Purchaser to enter into, and in consideration of its entering into, the Merger Agreement. None of Synergy Health plc, Parent or Purchaser has paid any consideration to such Tendering Stockholders in connection with the execution and delivery of the Shareholder Tender Agreements described under Item 4 of this statement.

The Offer expired at 12:00 midnight, New York City time, on Thursday, July 12, 2012, at which time, based on information from Computershare Trust Company, N.A., the depositary for the Offer, SRI’s shareholders had validly tendered and not withdrawn 5,365,901 Shares (including Shares tendered pursuant to the guaranteed delivery procedures), which represent approximately 82.7% of the outstanding Shares on a fully diluted basis (other than certain restricted stock awards and SRI stock options which SRI has cancelled and is in the process of cashing out in accordance with the terms of the Merger Agreement) and therefore satisfied the “minimum tender condition” of the Offer (which required the tender of a majority of SRI’s outstanding Shares on a fully diluted basis (other than certain restricted stock awards and SRI stock options which SRI has cancelled and is in the process of cashing out in accordance with the terms of the Merger Agreement)). Purchaser accepted for payment all validly tendered Shares. Based on the Offer Price and the number of Shares validly tendered and accepted for payment (including Shares tendered by notice of guaranteed delivery), at the expiration of the Offer, the value of the Shares accepted for payment by Purchaser pursuant to the Offer was approximately $19.9 million. The funds used to purchase the Shares were provided by Synergy Health plc and Parent to Purchaser as further described below.

On July 16, 2012, Parent completed the acquisition of the balance of the shares of SRI not acquired pursuant to the Offer through a short-form merger (the “Merger”) in accordance with Section 607.1104 of the Florida Business Corporation Act (the “FBCA”). In the Merger, Purchaser was merged with and into SRI with SRI continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger, each Share then outstanding (other than any Shares owned by SRI, Parent or any of their subsidiaries (including Purchaser) was, by virtue of the Merger and without any action on the part of the holders of the Shares, converted into the right to receive the Offer Price in cash, without interest and subject to any required withholding taxes. The net transaction value of the Offer and the Merger was approximately $25 million.

Synergy Health plc and Parent have provided Purchaser with sufficient funds paid or to be paid in connection with the Offer and the Merger. All information contained in “Section 10 – Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 4.	Purpose of Transaction

Merger Agreement and Offer to Purchase

The purpose of the Offer and the Merger was to acquire control of, and the entire equity interest in, SRI.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, certain stockholders of SRI, who held approximately 32% of the outstanding stock of SRI (the “Tendering Stockholders”), entered into a tender and support agreement with Parent and Purchaser (each, a “Shareholder Tender Agreement”, and collectively, the “Shareholder Tender Agreements”), a form of which is incorporated herein by reference as Exhibit 2. Pursuant to the Shareholder Tender Agreements and as more fully described therein, each Tendering Stockholder, among other things, irrevocably tender his, her or its Shares in the Offer (the “Subject Shares”). In addition, the Tendering Stockholders agreed, subject to certain exceptions, to refrain from disposing of their Subject Shares and soliciting alternative acquisition proposals to the Offer and Merger. The Shareholder Tender Agreements provide that they terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination or expiration of the Offer, without any Shares being accepted for payment thereunder, and (iii) the effective time of the Merger.

None of Synergy Health plc, Parent nor Purchaser paid any additional consideration to the Tendering Stockholders in connection with the execution and delivery of the Shareholder Tender Agreements. The purpose of the Shareholder Tender Agreements was to increase the likelihood that the Offer and the Merger would be consummated.

On June 13, 2012, Purchaser commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. The Offer expired at 12:00 midnight, New York City time, at the end of the day on July 12, 2012. All Shares that were validly tendered and not properly withdrawn were accepted for purchase by Purchaser on July 13, 2012.

Upon the purchase of Shares pursuant to the Offer, in accordance with the terms of the Merger Agreement, four existing directors of SRI, Messrs. James M. Emanuel, Wayne R. Peterson, Michael Israel, and James T. Boosales, resigned, and SRI appointed four directors designated by Purchaser, Messrs. Richard Martin Steeves, Gavin Hill, Jonathan Turner and Glenn Thibault, each of whom is a director, officer or employee of Synergy Health plc or an affiliate of Synergy Health plc, to serve as directors of SRI. Immediately following the Merger, Messrs. Richard Martin Steeves and Glenn Thibault became the sole directors of SRI in accordance with the terms of the Merger Agreement, and Mr. Richard Martin Steeves became the Executive Chairman of SRI.

On July 16, 2012, Parent completed the acquisition of SRI through a short-form merger in accordance with Section 607.1104 of the FBCA. In the Merger, Purchaser was merged with and into SRI with SRI continuing as the Surviving Corporation. At the effective time of the Merger, each Share then outstanding (other than any Shares owned by SRI, Parent or any of their subsidiaries (including Purchaser)) was, by virtue of the Merger and without any action on the part of the holders of the Shares, converted into the right to receive the Offer Price in cash, without interest and subject to any required withholding taxes.

As a result of the Merger, the Shares are no longer traded on the NASDAQ Stock Market, there is no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

As of the date of this Schedule 13D, and except as otherwise provided in the Offer to Purchase, the business and operations of SRI have been continued substantially as they were being conducted prior to the Merger. Synergy Health plc intends to conduct a comprehensive review of SRI’s business, operations, capitalization and management with a view to optimizing the development of SRI’s potential in conjunction with Synergy Health plc’s existing business and may subsequently make changes thereto.

All information contained in “Section 12 – Purpose of the Offer; Plans for SRI; Shareholder Approval; No Appraisal Rights”, “Section 13 – The Transaction Documents” and “Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated herein by reference. Except as set forth in this Schedule 13D (including any information incorporated herein by reference) and in connection with the transactions described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

References to, and descriptions of, the Merger Agreement and the Shareholder Tender Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Shareholder Tender Agreements, copies of which are filed herewith as Exhibit 1 and Exhibit 2 respectively to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety.

Item 5.	Interest in Securities of the Issuer

The information set forth, or incorporated by reference, in Items 2, 3 and 4 of this Schedule 13D and the responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by this reference in this Item 5.

(a) – (b) Purchaser is the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to, 6,489,528 Shares representing 100% of the outstanding Shares immediately prior to the Merger.

Parent and Purchaser also may be deemed to share with the signatories of the Shareholder Tender Agreements the power to dispose of the Subject Shares subject thereto solely to the extent that the Shareholder Tender Agreements restrict the ability of the Tendering Stockholders to transfer the Subject Shares, as more fully described in Item 4 of this statement and in the Shareholder Tender Agreements, which is incorporated herein by reference. Except as described herein, prior to Purchaser’s acceptance for payment of all validly tendered Shares, neither Parent nor Purchaser was entitled to any rights as a stockholder of SRI in respect of the Subject Shares, and, therefore, Parent and Purchaser disclaims beneficial ownership of the Subject Shares prior to such time.

Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any Shares.

(c) On July 13, 2012, Purchaser accepted for purchase all Shares that were validly tendered and not properly withdrawn in connection with the Offer. An aggregate of 5,365,901 Shares (including Shares tendered pursuant to the guaranteed delivery procedures) were accepted for payment by Purchaser in accordance with the terms of the Offer at $3.70 per Share. On July 16, 2012, Parent effected the Merger in accordance with Section 607.1104 of the FBCA, effectively acquiring the remainder of the outstanding Shares at the Offer Price of $3.70 per Share. Except as described in this Schedule 13D, no transactions in Shares were effected by Synergy Health plc, Parent or Purchaser or, to the knowledge of Synergy Health plc, Parent or Purchaser, any person listed on Schedule I hereto, during the 60 days prior to the date hereof.

(d) Except for the Merger Agreement and the Offer and the transactions contemplated by those agreements, to the knowledge of the Reporting Persons, none of the Reporting Persons nor any person listed on Schedule I hereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e) Not applicable.

References to, and descriptions of, the Merger Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 1 to this Schedule 13D and which is incorporated by reference in this Item 5 in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 3, 4 and 5 of this Schedule 13D, which are herein incorporated by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of SRI, including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the persons named in Item 2, and any other person, with respect to any securities of SRI.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1.	Agreement and Plan of Merger dated as of June 6, 2012 among Parent, Purchaser, SRI and, solely for purposes of Section 3.5, Article IV and Article IX thereof, Synergy Health plc (incorporated into this Schedule 13D by reference to Annex A to the Offer to Purchase, a copy of which was included as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on June 13, 2012).

2.	Form of Shareholder Tender Agreement (incorporated into this Schedule 13D by reference to Exhibit 10.1 of the Form 8-K filed by SRI with the SEC on June 7, 2012).

3.	Joint Filing Agreement, dated July 17, 2012, by and among Synergy Health plc, Parent and Purchaser.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2012

Signature:

SYNERGY HEALTH PLC

By:	/s/ Richard Steeves
Name:	Richard Steeves
Title:	Chief Executive Officer

SYNERGY HEALTH US HOLDINGS LIMITED

By:	/s/ Richard Steeves
Name:	Richard Steeves
Title:	Director

SHM ACQUISITION, INC.

By:	/s/ Richard Steeves
Name:	Richard Steeves
Title:	Chief Executive Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

SYNERGY HEALTH PLC

The name, business address, phone number, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Synergy Health plc are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Synergy Health plc or one of its subsidiaries.

Name	Business Address and Phone Number	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History

Board of Directors

Sir Duncan K Nichol	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	British

Non-Executive Chairman; member of the Audit, Remuneration and Nomination Committees

Chairman of Lorica Employee Benefits Ltd, and a non-executive director of Deltex Medical Group plc, the Christie NHS Foundation Trust and UKAS. Chairman of Skills for Justice and the Academy for Healthcare Science.

Richard Martin Steeves	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	Canadian	Chief Executive Officer

Gavin Hill	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	British	Group Finance Director since 2010; prior thereto, Corporate Finance Director, Serco Group plc from 2007

Constance Baroudel	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	French

Non-Executive Director; Chairman of the Remuneration Committee and a member of the Audit and Nomination committees.

Group Director of Strategic Marketing at De La Rue plc since September 2011; prior to thereto, a senior consultant for Strategic Decisions Group.

Liz Hewitt	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	British

Non-Executive Director; Chairman of the Audit Committee and a member of the Remuneration and Nomination Committees.

Non-executive Director and member of the audit committee of Novo Nordisk A/S since March 2012; prior thereto, non-executive Director of an NHS Trust and a Trustee of Cancer Research UK; Group Director Corporate Affairs of Smith & Nephew plc from 2004 to 2011.

Name	Business Address and Phone Number	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History

Executive Officers

Richard Martin Steeves	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	Canadian	Chief Executive Officer

Gavin Hill	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	British	Group Finance Director since 2010; prior thereto, Corporate Finance Director, Serco Group plc from 2007

Adrian Coward	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	British	CEO UK and Ireland since June 2010; prior thereto, Managing Director for the UK HSS division since May 2008; prior thereto, director of IT since 2004.

Marcello Smit	c/o Synergy Health plc Fokkerstraat 574 3125 BE Schiedam The Netherlands +31 10 232 26 02	Dutch	CEO Europe and Middle East since June 2010; prior thereto CEO of LIPS Textielservice Holdings B.V. and director of Synergy Health plc between November 2005 and September 2010.

Niclas Olsson	c/o Synergy Health (Hong Kong) Ltd. Level 15, Nexxus Building 41 Connaught Road Central Central, Hong Kong +852 3737 9680	Swedish	CEO Asia and Africa since June 2012; prior thereto, president of Getinge China.

Glenn Thibault	93333 Genesee Avenue Suite 110 San Diego, CA, 92121 303 320 6777	US	Chief Executive Officer, Synergy Health Americas since 2011; prior thereto, Chief Executive Officer, BeamOne, LLC

Paul Santing	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	Dutch	Group Commercial Director since 2012; prior thereto, he was Managing Director, Sterilization, Europe.

Name	Business Address and Phone Number	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History

Tim Mason	Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom 011-44-1793-891-880	British	Company Secretary, since 2009; prior thereto, Executive Director and Company Secretary, Compass Group UK and Ireland Limited between 2001 to 2008

SYNERGY HEALTH US HOLDINGS LIMITED

The name, business address, phone number, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Synergy Health US Holdings Limited are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Synergy Health plc or one of its subsidiaries.

Name	Business Address and Phone Number	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History

Board of Directors

Richard Martin Steeves	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	Canadian	Chief Executive Officer

Gavin Hill	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	British	Group Finance Director since 2010; prior thereto, Corporate Finance Director, Serco Group plc from 2007

Jonathan Turner	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	British	Head of Tax & Treasury since 2010; prior thereto, Senior Tax Manager, Ernst & Young LLP from 2003

Tim Mason	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	British	Company Secretary, since 2009; prior thereto, Executive Director and Company Secretary, Compass Group UK and Ireland Limited between 2001 to 2008

Executive Officers

Richard Martin Steeves	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	Canadian	Chief Executive Officer

Gavin Hill	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	British	Group Finance Director since 2010; prior thereto, Corporate Finance Director, Serco Group plc from 2007

Name	Business Address and Phone Number	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History

Jonathan Turner	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	British	Head of Tax & Treasury since 2010; prior thereto, Senior Tax Manager, Ernst & Young LLP from 2003

SHM ACQUISITION, INC.

The name, business address, phone number, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of SHM Acquisition, Inc. are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Synergy Health plc or one of its subsidiaries.

Name	Business Address and Phone Number	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History

Board of Directors

Richard Martin Steeves	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	Canadian	Chief Executive Officer

Glenn Thibault	93333 Genesee Avenue Suite 110 San Diego, CA, 92121 303 320 6777	US	Chief Executive Officer, Synergy Health Americas since 2011; prior thereto, Chief Executive Officer, BeamOne, LLC

Executive Officers

Richard Martin Steeves	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	Canadian	Chief Executive Officer

Gavin Hill	c/o Synergy Health plc Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom +44 1793-891-880	British	Group Finance Director since 2010; prior thereto, Corporate Finance Director, Serco Group plc from 2007

Glenn Thibault	93333 Genesee Avenue Suite 110 San Diego, CA, 92121 303 320 6777	US	Chief Executive Officer, Synergy Health Americas since 2011; prior thereto, Chief Executive Officer, BeamOne, LLC

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.	Agreement and Plan of Merger dated as of June 6, 2012 among Parent, Purchaser, SRI and, solely for purposes of Section 3.5, Article IV and Article IX thereof, Synergy Health plc (incorporated into this Schedule 13D by reference to Annex A to the Offer to Purchase, a copy of which was included as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on June 13, 2012).

2.	Form of Shareholder Tender Agreement (incorporated into this Schedule 13D by reference to Exhibit 10.1 of the Form 8-K filed by SRI with the SEC on June 7, 2012).

3.	Joint Filing Agreement, dated July 17, 2012, by and among Synergy Health plc, Parent and Purchaser.